UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2026

Nicolas Finazzo
Chief Executive Officer
AerSale Corp
9850 NW 41st St., Suite 400
Doral, FL 33178

Re: AerSale Corp
Preliminary Proxy Statement on Schedule 14A
Filed April 16, 2026

Dear Nicolas Finazzo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eileen Vernon